EXHIBIT 99.1

NOMAD ROYALTY COMPANY TO LIST ON THE NYSE

Montreal, Québec – August 23, 2021

Nomad Royalty Company Ltd. (“Nomad”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that its common shares have been approved for listing on the New York Stock Exchange (“NYSE”). Nomad expects its common shares will commence trading on the NYSE under the ticker symbol “NSR” by late August or early September 2021.

Nomad’s Chief Executive Officer, Vincent Metcalfe, commented: “Listing on the NYSE represents a significant milestone in the growth of the Company. The listing will materially increase Nomad’s exposure to a larger and more diverse group of institutional and retail investors as we continue to grow our portfolio of precious metals royalties and streams. We strongly believe the listing will improve trading liquidity and expand our globally diverse shareholder base.”

Concurrent with the commencement of trading on the NYSE, Nomad intends to cease the quotation of its common shares on the OTCQX. While shareholders are not required to take any action, Nomad recommends that holders who bought their common shares on the OTCQX monitor their institution/brokerage account to ensure their holdings are correctly reflected in respect of the listing on the NYSE.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty, stream, and gold loan assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4

nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include: the listing and timing for commencement of trading on the NYSE, the timing for ceasing the quotation of Nomad’s common shares on the OTCQX, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market and business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

2